UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

(the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC.

520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

	By:	Administrative Committee

Date: May 24, 2012		By:	/s/ Roland T. Kelly

Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements as of November 30, 2011 and 2010, and for the Year Ended November 30, 2011, Supplemental Schedule as of November 30, 2011, and Report of Independent Registered Public Accounting Firm

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

EXHIBITS

Consent of Deloitte & Touche LLP

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

Jefferies Group, Inc. Employees’ Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit-Sharing Plan (the “Plan”) as of November 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended November 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended November 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
May 24, 2012

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2011 and 2010

	2011	2010

ASSETS:
Participant-directed investments, at fair value:
Cash equivalents	$1,128,929	$1,218,570
Common stock	15,737,638	35,815,160
Mutual funds	189,756,260	170,348,466

Total investments	206,622,827	207,382,196

Non-interest bearing cash	4,180	2,545

Receivables:

Notes receivable from participants	3,858,629	3,624,292
Accrued employer contributions	—	6,686

Total receivables	3,858,629	3,630,978

Total assets	210,485,636	211,015,719

LIABILITIES:
Excess contribution payable	—	23,509
Accrued expenses	33,600	65,268

Total liabilities	33,600	88,777

NET ASSETS AVAILABLE FOR BENEFITS	$210,452,036	$210,926,942

See accompanying notes to financial statements.

[2]

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2011

ADDITIONS:
Contributions:
Participant contributions	$26,612,128
Participant rollover contributions from other qualified plans	9,870,878
Employer contributions	6,018,596

Total contributions	42,501,602

Investment income (loss):
Net depreciation in fair value of investments	(17,047,629)
Interest and dividends	4,441,904

Net investment loss	(12,605,725)

Interest income on notes receivable from participants	154,690

Net additions	30,050,567

DEDUCTIONS:
Benefits paid to participants	31,837,867
Administrative expenses	187,237

Total deductions	32,025,104

Net decrease before transfers in	(1,974,537)

Transfers in	1,499,631

Net decrease after transfers in	(474,906)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	210,926,942

End of year	$210,452,036

See accompanying notes to financial statements.

[3]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income who have completed three full months of service. The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). On July 1, 2011, the Company acquired the Global Commodities Group from Prudential Financial, Inc. (“Prudential”). The Company has granted past service years with Prudential for eligibility and vesting in the Plan. Participants who elected to do so were allowed to process a direct rollover distribution into the Plan and maintain loans that were taken from Prudential’s Plan.

Contributions – Each year, eligible participants may voluntarily make pretax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $25,000 (increased from $20,000 as of December 1, 2011) to the Plan. Participants who have attained age 50 may make Pre-Tax and/or Roth Catch-Up contributions which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pretax and after-tax Roth basis. In fiscal 2011 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2011.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture account. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. At November 30, 2011 as investment options for participants, the Plan currently offers 1 equity investment, 31 mutual funds, including 2 money market funds, and a self-directed brokerage account (“BrokerageLink Account”) (that primarily invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds). The equity investment is the Jefferies Company Stock Fund, which holds the common stock of Jefferies Group, Inc. Effective February 5, 2010, the Investment Technology Group, Inc. (“ITG”) stock was discontinued as an investment option for participants. However, participants may continue to hold ITG stock but once sold, additional shares cannot be purchased. The Company maintains no relationship with ITG and it is not a party-in-interest.

[4]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage

Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Participant Loans – Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Company stock the distribution will be made in the form of whole shares of Company stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

Forfeited Accounts – At November 30¸ 2011 and 2010, forfeited non-vested accounts totaled $601,118 and $454,847, respectively. These accounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2011 employer contributions were reduced by $258,072 and $196,775 was used to pay administrative expenses from forfeited non-vested accounts.

[5]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, common stock, and a self-directed brokerage account. The equity security investment option consists of the common stock of Jefferies Group, Inc. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan Management believes it reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the financial statements.

Concentration of Investments – Investment in Jefferies Group, Inc. common stock comprises approximately 7% and 16% of the Plan’s investments as of November 30, 2011 and 2010, respectively.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Jefferies Group, Inc. and ITG common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the income earned on a daily basis and are not separately reflected. Consequently, management fees and operation expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as Notes receivable from participants on the Statements of Net Assets available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

[6]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2011 or 2010.

Transfers In – The Company also maintains an Employee Stock Ownership Plan (“ESOP”). Prior to July 1, 2010, the ESOP had a provision which allowed participants at least 55 years of age who had completed 10 years of service to transfer up to 25% of their ESOP holdings into the Plan. The ESOP was amended, effective July 1, 2010, to allow participants who have completed at least 4 years of service in the ESOP to transfer up to 100% of their ESOP holdings into the Plan. Transfers from the ESOP into the Plan are done through transfers of a money market mutual fund. During the year ended November 30, 2011 $1,191,986 was transferred from the ESOP to the Plan.

Participants who rolled over their investments into the Plan from Prudential’s qualified plan were allowed to maintain loans that were taken from Prudential’s plan. During the year ended November 30, 2011 $307,645 was transferred from Prudential to the Plan for outstanding loans.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of IRC limits.

3.	ACCOUNTING AND REGULATORY DEVELOPMENTS

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update 2011-04, Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Plan’s valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The new guidance is effective for the Plan for the Plan year beginning December 1, 2012 and will be applied prospectively. The adoption of this guidance is not expected to have a significant impact on the Plan’s financial statements.

In January 2010, the FASB issued ASC update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 which requires reporting entity to disclose additional information on: (i) significant transfers in and out of Level 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance was effective for the Plan for the Plan year beginning December 1, 2010 (“fiscal 2011”), except for the requirement to provide Level 3 activities which was effective for the Plan for the Plan year beginning December 1, 2011 (“fiscal 2012”). The Plan prospectively adopted the new guidance in fiscal 2011, except for the Level 3 reconciliation disclosures, which are required in fiscal 2012. The adoption in fiscal 2011 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

[7]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

In September 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans. This update clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as investments and presented at fair value as provided in Topic 820, Fair Value Measurements and Disclosures. The amendments in the update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The update was effective for the Plan year beginning December 1, 2010 and in accordance with the requirements on the ASU, the Plan retrospectively adopted the new accounting in fiscal 2011. The adoption did not have a material effect on the Plan’s financial statements.

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a single authoritative definition of fair value, set a framework for measuring fair value, and required disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize transfers between levels at the actual date that caused the transfer. For the year ended November 30, 2011, there were no significant transfers in or out of Levels 1, 2, or 3.

The techniques used to value the Plan’s investments are as follows:

•	Cash Equivalents. Valued at cost which approximates fair value;

•	Common Stock. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets;

•

Mutual Funds. Valued utilizing a market approach wherein Plan Management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

[8]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2011 and 2010:

Fair value measurements as of November 30, 2011
	Assets measured at fair value as of November 30, 2011	Quoted prices in active markets for identical assets (Level 1)
Common Stock	$15,737,638	$15,737,638
Mutual Funds:
Domestic Stock Funds	90,912,814	90,912,814
Balanced Funds	26,900,625	26,900,625
Fixed Income Funds	25,351,867	25,351,867
International Stock Funds	15,633,994	15,633,994
Money Market Funds	27,569,994	27,569,994

BrokerageLink Account:
Interest Bearing Cash	1,128,929	1,128,929
Precious Metal Funds	411,466	411,466
International Stock Funds	504,767	504,767
Fixed Income Funds	337,272	337,272
Commodity Funds	149,659	149,659
Other Equity Mutual Funds	1,983,802	1,983,802

Total Investment Assets at Fair Value	$206,622,827	$206,622,827

Fair value measurements as of November 30, 2010
	Assets measured at fair value as of November 30, 2010	Quoted prices in active markets for identical assets (Level 1)

Cash Equivalents	$1,218,570	$1,218,570
Common Stock	35,815,160	35,815,160
Mutual Funds:
Domestic Stock Funds	85,153,639	85,153,639
Balanced Funds	17,418,314	17,418,314
Fixed Income Funds	21,597,532	21,597,532
International Stock Funds	17,637,697	17,637,697
Money Market Funds	25,673,991	25,673,991
BrokerageLink	2,867,293	2,867,293

Total Investment Assets at Fair Value	$207,382,196	$207,382,196

The Plan did not hold any Level 2 or Level 3 Investments as of November 30, 2011 and 2010. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

[9]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

5.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2011 and 2010:

	2011	2010
Common stock:
Jefferies Group, Inc.*	$14,732,917	$34,018,552
Mutual funds:
Fidelity Small Cap Stock Fund*	**	10,893,485
Fidelity OTC Portfolio K Fund*	38,908,918	38,961,562
Fidelity International Discovery K Fund*	15,633,994	17,637,697
Fidelity Retirement Money Market Fund*	18,819,989	18,500,172
Fidelity Spartan U.S. Equity Index Fund*	28,536,304	24,723,650

*	Represents a party-in-interest to the Plan
**	This investment did not represent 5% or more of the Plan’s net assets as of November 30, 2011.

During the year ended November 30, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by investment type, as follows:

Common Stock	$(16,938,740)
Mutual Funds:
Domestic Stock Funds	3,657,691
Balanced Funds	(962,308)
Fixed Income Funds	(1,301,609)
International Stock Funds	(1,475,309)
BrokerageLink Account	(28,539)
Money Market Funds	1,185

$(17,047,629)

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services were $156,776 for the year ended November 30, 2011.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund.

As of November 30, 2011 and 2010, the Plan held 1,287,842 and 1,408,636 shares respectively, of the Jefferies Company Stock Fund, which holds the common stock of the sponsoring employer, with a cost basis of $21,551,102 and $22,053,797, respectively. During the year ended November 30, 2011, the Plan recorded dividend income of $379,947 related to the Jefferies Common Stock Fund.

[10]

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2011 AND 2010 AND FOR THE YEAR ENDED NOVEMBER 30, 2011

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

8.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 11, 2008 that the Plan, and related trust, were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 31, 2011 an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRS. The IRS has not yet responded to the application.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of November 30, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

* * * * * *

[11]

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2011

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value

		Cash equivalents:

*	Fidelity Management Trust Company	BrokerageLink Fund (1,128,929 shares)		$1,128,929
		Common Stock:

*	Jefferies Group, Inc.	Jefferies Group, Inc. (1,287,842 shares)		14,732,917

	ITG, Inc.	ITG, Inc. (94,340 shares)		1,004,721

		Mutual funds:

	Neuberger Berman	NB High Income Bond In (619,787 shares)		5,441,728
	Loomis Sayles	Loomis Value Y Fund (261,618 shares)		4,659,415

	PIMCO	PIMCO Total Return Fund (975,025 shares)		10,510,766
	Columbia Small Cap	Columbia Small Cap Value I Fund (11,713 shares)		490,201
	Trust Company of the West	TCW Small Cap Growth I (28,182 shares)		758,668
	Templeton Global	TMPL Global Bond (38,682 shares)		490,872
	Baron	Baron Small Cap Inst (68,388 shares)		1,590,699

*	Fidelity Management Trust Company	Fidelity OTC Portfolio K Fund (690,609 shares)		38,908,918
*	Fidelity Management Trust Company	Fidelity International Discovery K Fund (546,261 shares)		15,633,994
*	Fidelity Management Trust Company	Fidelity Low Price K Fund (182,081 shares)		6,549,467
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (568,789 shares)		9,419,142
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (700,247 shares)		7,681,713
*	Fidelity Management Trust Company	Fidelity High Income Fund (144,328 shares)		1,226,788
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund (67,702 shares)		773,829
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2000 (9,914 shares)		115,602
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2005 (3,157 shares)		38,827
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2010 (19,184 shares)		239,036
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2015 (65,819 shares)		822,079
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2020 (251,482 shares)		3,221,487
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2025 (241,768 shares)		3,104,306
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2030 (324,363 shares)		4,200,507
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2035 (357,998 shares)		4,632,489
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2040 (323,861 shares)		4,206,955
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2045 (236,372 shares)		3,084,646
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2050 (176,072 shares)		2,297,734
*	Fidelity Management Trust Company	Fidelity Strategy Real Retirement (17,117 shares)		163,128

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JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2011

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value

*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (18,819,989 shares)		18,819,989
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (8,750,005 shares)		8,750,005
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (644,015 shares)		28,536,304
*	Fidelity Management Trust Company	BrokerageLink Account		3,386,964
		Participant loans:

*	Participant loans	Maturities 2011-2021 at interest rates ranging from 3.25% to 8.25%		3,858,629

	Totals			$210,481,456

*	Party-in-interest investment.
**	Cost information is not required for participant directed investments and therefore is not included

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